ZIPPY BAGS, INC.
3464 South 7495 West
Magna, UT 84144

June 1, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	ZIPPY BAGS, INC. Amendment No. 1 to Registration Statement on Form S-1 Filed on April 22, 2011 File No. 333-173680

Attention:  Ronald E. Alper of H. Christopher Owings’ office

To Whom It May Concern:

In response to your letter dated May 19, 2011, ZIPPY BAGS, INC. wishes to address the following comments.

General

1.   You state that you are a development stage company with minimal operations. We also note that you will be unable to implement your business plan without substantial additional funding and your auditors have issued a going concern opinion. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please explain why Rule 419 does not apply or revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. Please also disclose in the filing whether you seek to engage in a merger, acquisition or business combination.

We note the Commission’s comment and have revised our disclosure throughout.  Additionally, we have disclosed in the filing that we do not seek to engage in a merger, acquisition or business combination.

Prospectus Cover Page

2.   Please disclose that Ms. Somsen owns 100% of your common stock and will continue to own the majority of your registered shares after the offering, allowing her to control you and your operations

We acknowledge the Commission’s comment and have disclosed in the prospectus cover page that Ms. Somsen own one hundred percent (100%) of our common stock and will continue to own the majority of our registered stock after the offering, allowing Ms. Somsen to control the Company and the Company’s operations in the fifth paragraph of, or about, page 3.

Prospectus Summary, page 1

3.   The first sentence indicates that that your summary highlights information contained elsewhere in the prospectus. Please revise this paragraph, and include any information necessary, to make clear that the summary is a brief overview of the key aspects of the offering. See the Instruction to Item 503(a) of Regulation S-K. In addition, please delete the last sentence since the defined terms are clear from their context.

We acknowledge the Commission’s comment and have revised the first sentence to indicate that the prospectus summary is a brief overview of key aspects of the offering.  Additionally, we have deleted the last sentence contained in the Summary.

This Prospectus Summary is a brief overview of key aspects of the offering. This Summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire Prospectus, including “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements, before making an investment decision. In this Prospectus, the terms “ZIPPY BAGS” “Company,” “we,” “us,” and “our,” refer to Zippy Bags, Inc.

4.   Please revise your Overview and General Introduction sections to delete duplicative information.

We acknowledge the Commission’s comment and have deleted duplicative information contained in the Overview and General Introduction sections.

Overview

We were incorporated in the State of Nevada on August 26, 2010 under the name of Zippy Bags, Inc.

GENERAL INTRODUCTION

Zippy Bags, Inc. will market for sale one carrying bag for snowboards. The carrying bag is used to transport snowboards and protect them while being moved. Zippy Bags, Inc. is a development stage company with a limited history of development stage operations. Since its inception, on August 26, 2010, Zippy has incurred losses to March 31, 2011.

Zippy Bags, Inc. will market its sole intended product, a snowboard carrying bag in the Salt Lake City, Utah area.

Snowboard Carrying Bags, page 1

5.   We note your statement that you have not commenced any major operations of having your carrying bag manufactured by an outside provider. Please clearly indicate whether you have manufactured any of your carrying bags. If so, state the quantity and describe the operational facility. If you have not produced any bags, then state that it is only a plan or intention.

We acknowledge the Commission’s comment and have included information indicating that we have not manufactured any snow carrying bag on, or about page 6.

Zippy Bags has not manufactured, to date, any snowboard carrying bag.  It plans or intends to manufacture the snowboard carrying bag as soon as it raises the $75,000 necessary to begin manufacturing the snowboard carrying bags.  Additionally, Zippy Bags has not begun its major operations of having its one product, a snowboard carrying bag, manufactured by an unaffiliated outside provider, White Bear Manufacturing, Inc., and the Company has not distributed the product to anyone. The Company will market one snowboard carrying bag in the Salt Lake City, Utah area. The Company will not have any carrying bags for snowboards manufactured until the company has sold the product to an end user. Zippy is considered a development stage company because it has not commenced its major operations. In addition the Company has not achieved any revenue in connection with its business to date. As a result, we are a startup company, which means that we have no operating history or revenue, and are at a competitive disadvantage.

6.   Please clarify whether the $30,000 figure is a monthly or annual amount. In this regard, please provide an itemization of your expected monthly expenses for the next 12 months and your planned source of the funds.

We acknowledge the Commission’s statement and have included that the $30,000 burn rate is on an annual basis. Additionally, we have itemized our expected monthly expenses for the next 12 months and planned source for the funds.

Taking into account that our Company is a new startup and is without an established income stream and has not yet produced any product for sale, the estimated monthly burn rate projected during the first fiscal year, without due consideration for adjustment is $30,000 on an annual basis.  This includes a three month burn, in cash, of $7,500 (at $2,500 per month) considering the Company encounters a bad quarter during its first year in business beginning with the first current due date and ending with the cash zero date.  The itemized monthly expenses the Company will incur for the next twelve months are:  (1) a $1,200 desktop computer and a $1,000 laptop computer; (2) 2 printers at $600; (3) 2 computer monitors at $350; (4) one 50 inch flat screen LCD television for internet conferencing/ $1,000; (5) monthly internet conferencing charge, on an average, of $650; (6) electricity for the office space at an averaging $100 to $120 a month; (7) natural gas for the office space at an average of $100 to $120 a month; (8) postage fees on an average of $400 a month; (9) miscellaneous (paper, ink, letterhead) on an average of $450 a month; (10)  business related office software (Office Professional, QuickBooks, etc.) at $2,000); (11) Cell phone and usage at $ 130 a month; and (12) a four drawer lateral file cabinet at $800. The planned source of funding for the itemized monthly expenses listed infra, until such time as the Company raises $5.000 to begin operations, is Ms. Somsen.

Business Development, page 2

Initial Sales Strategy, page 2

Subsequent Sales Strategy, page 2

7.   Please clarify the reference to “local snowboard shop advertisers” and explain how you plan to market to them.

We acknowledge the Commission’s comment and clarified the reference to “local snowboard shop advertisers”.

Subsequent Sales Strategy
The Company will develop its marketing program to sell snowboard carrying bags to the general public, through a combination of direct sales, referral and networking within the industry. The Company plans to market to local snowboard shops and outdoor retailers, who sell snowboards and snowboard accessory shops to the general public in the Salt Lake City, Utah area, about our product and work to obtain sales using that method.  We intend to market the local snowboard shop using various display racks, posters and flyers in those shops, or place advertising for our product in local free snowboarding magazines located throughout Salt Lake City, Utah.

8.   Please identify the athletes of the snowboard industry to whom you will target and explain how you will target them.

We acknowledge the Commission’s comment and have deleted how we plan to target individuals in the snowboarding industry as we have no funds allocated to target any athletes in the snowboarding industry.

Description of Property, page 2

9.   Please indicate whether the office is provided by Ms. Somsen, whether you make lease payments, and whether there is a lease agreement. If so, please also include this information in the “Interest of Management and Others in Certain Transactions” section on page 27.

We acknowledge the Commission’s comment and provide the following information: the office space provided by Ms. Somsen is currently owned by Ms. Somsen debt free.

The Offering, page 4

10.   Please indicate that the selling shareholder’s determination of when and how to sell the shares will be in accordance with the methods and terms described in the “Plan of Distribution” section.

We acknowledge the Commission’s statement and have amended the last paragraph of The Offering on, or about, page 10 to reflect the requested language.

Information regarding the selling shareholder’s determination of when and how to sell the shares will be in accordance with the methods and terms described in the "Plan of Distribution” section.  Zippy Bags, Inc. will not receive any of the proceeds from these sales. The registration of common shares pursuant to this prospectus does not necessarily mean that any of those shares will ultimately be offered or sold by the selling shareholder.

Risk Factors, page 6

Risks Related to Our Business, page 6

Our Development Stage Operating Results Will Be Volatile..., page 7

11.   It is unclear how this is a current risk to the company since your shares are not traded and unlikely to be followed by any analysts in the near future. Please delete or provide us additional information concerning the risk to you.

We acknowledge the Commission’s statement and have deleted this risk factor on, or about, page 12.

Our Current Business Development Stage Operations..., page 7

12.   Please disclose in this risk factor that you do not have an employment agreement in place with your sole director and officer.

We acknowledge the Commission’s comment and have disclosed in the aforementioned risk factor that we do not have an employment agreement with Ms. Somsen, our sole director and officer.

OUR CURRENT BUSINESS DEVELOPMENT STAGE OPERATIONS RELY HEAVILY UPON OUR KEY EMPLOYEE AND FOUNDER, MS. JANET SOMSEN.

We have been heavily dependent upon the expertise and management of Ms. Janet Somsen, our Chief Executive Officer and President, and our future performance will depend upon her continued services. The loss of Ms. Somsen’s services could seriously interrupt our business operations, and could have a very negative impact on our ability to fulfill our business plan and to carry out our existing development stage operations. The Company currently does not maintain key man life insurance on this individual. Additionally, the Company does not have any employment agreement with Ms. Somsen, our sole director and officer. As a result, there can be no assurance that a suitable replacement could be found for her upon retirement, resignation, inability to act on our behalf, or death.

We Are Highly Reliant..., page 7

13.   It is unclear why you are highly reliant upon White Bear when you do not have any agreement with them and they have not manufactured any product or sample for you. Please advise.

We acknowledge the Commission’s comment and have clarified why we are highly reliant on White Bear Manufacturing.

WE ARE HIGHLY RELIANT UPON THE MANUFACTURING CAPABILITIES OF WHITE BEAR, OUR INTENDED SUB-CONTRCATOR/MANUFACTURER, WITH WHOM WE HAVE NO AGREEMENT AT THIS TIME.

Our Company is currently solely reliant on White Bear Manufacturing, Inc. to manufacture our product. White Bear Manufacturing, Inc. and Ms. Somsen have produced one sample of our one product for Zippy Bags, Inc. as of this time. Should White Bear Manufacturing, Inc. not manufacture our product as intended, we may or may not be able to secure another manufacturer to manufacture our product which would result in a failure of our business. The Company does not have any agreement with White Bear Manufacturing, Inc. at this time.

Risks Related to the Ownership of Our Securities..., page 10

14.   Please include a risk factor caption and discussion to indicate the specific risks to investors stemming from the arbitrary nature of the share offering price.

We acknowledge the Commission’s comment and have included a risk factor caption and discussion specifying the risk to investors stemming from the arbitrary nature of the share offering price of our Company’s common stock on, or about, page 10.

SINCE THE OFFERING PRICE OF OUR COMMON STOCK WAS ARBITRARILY DETERMINED, AND THE OFFERING PRICE BEARS NO RELATIONSHIP TO BOOK VALUE, ASSETS OR EARNINGS OF OUR COMPANY, AN INVESTMENT IN OUR SECURITIES REPRESENTS SIGNIFICANT RISK AND YOU MAY LOSE ALL OR PART OF YOUR ENTIRE INVESTMENT.

The offering price of our Company’s common stock was arbitrarily determined, and the offering price bears no relationship to the book value, assets or earning of Company, or any other recognized criteria of value.  Additionally, since the offering price cannot be regarded as an indicator of the future market price of our Company’s securities, any investment in our securities represents a significant risk that you may lose all or part of your entire investment.

Selling Security Holder, page 12

15.   Please indicate whether you filed a Form D in conjunction with the transaction that closed on August 26, 2010. If you did not file a Form D, provide the basis for your determination.
We acknowledge the Commission’s comment and will file a Form D if required to do so.  We did not file a Form D in conjunction with the transaction that closed on August 26, 2010.  However, all the information in a Form D is provided in the Company’s S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Overview, page 15

16.   Please update your information regarding your internet site. We note in the next paragraph that you appear to be in the planning stage only. In this regard, thoroughly revise your discussion to clearly indicate the status of your product and your plans, if any, to raise the necessary $75,000 to complete the marketing. Further, delete your reference to not generating sufficient revenue to cover your expenses in the next six months since you are only in the planning and organizing stage without any operations.

We acknowledge the Commission’s comment:

1.  We have included a sentence in the last sentence of the first paragraph that we are only in the planning and organization stage and we are without any operations.  Additionally, last seventh paragraph, we have included language as to the status of our product and our plans in the next twelve months.

Zippy was formed in the state of Nevada on August 26, 2010 to provide retail sales of snowboard carrying bags to the general public. The Company expects to generate its corporate revenue from the sale of its snowboard carrying bags. The Company plans to market Zippy through a combination of direct sales, referrals and networking within the industry. To date, the Company has not generated any sales. The Company is currently in the planning stage and organization stage and is without operations

Based on our current operating plan, we do not expect to generate revenue that is sufficient to cover our expenses for at least the next twelve months. In addition, we do not have sufficient cash and cash equivalents to execute our operations for at least the next twelve months. We will need to obtain additional financing to conduct our day-to-day operations, and to fully execute our business plan. We will raise the capital necessary to fund our business through subsequent sales of equity securities. Additional financing, whether through public or private equity or debt financing, arrangements with security holders or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us.

Management feels the Company’s continuation as a going concern depends upon its ability to obtain additional sources of capital and financing. Specifically, management intends to raise additional permanent capital through debt instruments such as bank loans, or private financing. The goal of this effort is to provide working capital for the next year. Our twelve month operating plan is dependent on raising additional permanent capital through debt instruments such as bank loans, or private financing in the amount of $75,000. Presently we do not have any existing sources or plans for financing over the next twelve months, Zippy Bags, Inc. plans to build out its reputation and develop a network in the snowboard carrying bags business and begin sales to the general public. The Company has not yet sold any snowboard carrying bags.  It does have, however, one sample carrying bag which has been manufactured by White Bear Manufacturing, Inc. which in can use to build its reputation and start generating orders from the general public – at which time Zippy will begin manufacturing and distributing its product in the Salt Lake City, Utah area.

2. We have deleted the sentence stating that we do not plan to generate sufficient revenue to cover expenses in the next six months as we are only in the planning and organization stage without any operations.

17.   Please disclose how you plan to build out your reputation given that you have no operating history and your bags have not been produced.

We acknowledge the Commission’s comment but one sample of the snowboard carrying bag has been produced by White Bear Manufacturing, Inc. for Zippy Bags Inc.

18.   It does not appear that Ms. Somsen has any experience in creating or operating a snowboard bag company. Therefore, in this section and throughout your document, as appropriate, including in your Plan of Operation section, please address your plans to create and operate your business in light of Ms. Somsen’s experience. In addition, please indicate, if true, that Ms. Somsen will not devote full time to the company and indicate the approximate amount of time she will devote to company activities.

We acknowledge the Commission’s concern but respectfully note to the Commission that Ms. Somsen and White Bear Manufacturing, Inc. has developed a prototype snowboard carrying bag.  Additionally, Ms. Somsen worked for Bike Bag International, Inc., from 1992 to 1998 as Vice President of R&D and manufacturing. Bike Bag was involved in the sporting goods soft goods industry until they were sold to Hoyt Easton. Big Bag manufactured various carrying bags for the bicycling, snowboarding, skateboarding/ice-skating and the aviation industries.  So it is our opinion that Ms. Somsen in fact has experience the experience necessary to run a snowboard carrying bag company.  Having said this, however, we have included this information (provided supra) in the Plan of Operation section.

Although, Ms. Somsen has no experience running a snowboard carrying bag company, specifically, she does, however, have experience at the executive level in the carrying bag industry having worked for Bike Bag International, Inc. as Vice President of R&D and manufacturing.  Bike Bag International, Inc. manufactured various carrying bags for the bicycling, snowboarding, skateboarding/ice-skating and the aviation industries.  Ms. Somsen initially, will work ten (10) hours a week for the Company, until such time as the Company raises the $75,000. At this time, Ms. Somsen will devote forty (40) hours or more to the Company.

Liquidity and Capital Resources, page 17 Financing Activities, page 17
19.   Please disclose here and elsewhere in the document as appropriate the amount of additional funds, if any, that Ms. Somsen is willing to commit to you for your operations.

We acknowledge the Commission’s comment and provide the information supra concerning any amount Ms. Somsen is willing to commit to the Company for our operations throughout.

Ms. Somsen is willing to commit any funds necessary for sustainability of the Company until it is fully funded.

20.   Please include the related party transactions described here in the “Interest of Management and Others in Certain Transactions” section on page 27, or advise.

We acknowledge the Commission’s comment and have included the related party transactions described in the Financing Activities disclosures in the Interest of Management and Other in Certain Transactions section on, or about, page 27.

Financing Activities

Cash provided by financing activities relating to the issuance of shares of common stock during the period of August 26, 2010 (date of inception) to March 31, 2011 was $18,000 as a result of the sale of eighteen million (18,000,000) shares of common stock, issued with a value of $0.001 to our founder and CEO, Janet Somsen. We also received proceeds of $5,007 and $680 from related parties, Janet Somsen CEO and BK Consulting & Associates, P.C., respectively, in exchange for an unsecured promissory notes carrying 8% interest, due on demand. Since inception, our capital needs have entirely been met by these sales of stock and short term debt financings. Ms. Somsen is willing to commit any funds necessary for sustainability of the Company until it is fully funded.

Satisfaction Of Our Cash Obligations for the Next Twelve Months, page 17

21.   Please reconcile the statement that your cash requirements for the next six months will be approximately $6000 when your stated “burn rate” is approximately $2500 per month as indicated on pages one, 15 and elsewhere in the document.

We acknowledge the Commission’s comment and have reconcile our “burn rate” to be consistent throughout.

Inflation, page 19

22.   Please clarify how the second paragraph relates to inflation or delete it.

We acknowledge the Commission’s comment and have deleted the second paragraph.

Plan of Operation, page 20

Description of Business, page 20

Organization within the Last Five Years, page 20

23.   Here and elsewhere in your prospectus, please ensure that you consistently characterize the status of your operations. Given that it appears that you have not produced or sold any snowboard carrying bags, please consistently refer to the status of your intended operations in the future tense.

We have noted the Commission’s comment and have revised the any statement of the Company’s operations status in the future tense.

Zippy Bags, Inc. was founded in the State of Nevada on August 26, 2010. The Company will market a snowboard carrying bag to the general public. The Company plans to market Zippy through a combination of direct sales, referrals and networking within the industry, and generate revenues from the sale of the snowboard carrying bags.

The Company will market its one snowboard carrying bag to snowboard shops and outdoor retailers in the Salt Lake City, Utah area. The Company intends to market its one snowboard carrying bag a combination of direct sales, referrals and networking within the industry. To date the Company has not generated any sales. Upon a purchase order being placed with Zippy for snowboard carrying bags, the Company intends to contract with White Bear Manufacturing, Inc. to manufacture, package and deliver the finished product to the customer in the Salt Lake City, Utah area. White Bear Manufacturing, Inc. has not produced any snowboard carrying bags for Zippy to date. White Bear Manufacturing, Inc. has not produced any test samples to date. Zippy does not have a formal contact with White Bear Manufacturing, Inc. at this time.

At this time we only have on employee, Janet Somsen.

Currently the Company employs one employee, however as the Company grows, it plans to employ additional employees, as required.

Description of Products, page 21

Product Development, page 21

24.   Please disclose whether you intend to seek a patent on your bag.

We acknowledge the Commission’s comment and have disclosed on, or about, page 21 that the Company does not have the funds necessary to presently seek a patent on our snowboard carrying bag.  However, upon raising the necessary funds to begin operations, and generating income from sales, the Company will seek a patent on its snowboard carrying bag.

Currently, the Company does not have the funds necessary to seek a patent on our one product, a snowboard carrying bag.  Upon receiving the funds necessary to begin operations, namely the $75,000, and after generating income from sales of its one product allowing it the funds necessary to seek patent protection, the Company will seek a patent and/or patents on its one product, a snowboard carrying bag.

The Snowboard Carrying Bag Industry, page 22
Competitive Advantages, page 23

25.   Please provide greater specificity as to how you will “respond more quickly than [your] larger competitors to future fads by quickly changing colors and adapting to new snowboard shapes.

We acknowledge the Commission’s comment and have provided with more specificity how the Company believe that its smaller size allows it to respond more quickly than its competitors to future fads and/or new snowboard shapes, among other issues.

Management, page 24

Directors, Executive Officers, Promoters and Control Persons, page 24

26.   Please include Y2K Vending in Ms. Somsen’s biography or advise. In addition, provide the principal business of C-Essna, Inc. Further, please provide a description of her business activities for all of the previous five years. We note that her current activities with the company are less than full time. See Item 401(e)(1) of Regulation S-K.

We have acknowledge the Commission’s comment and have provided further explanation and description of the business activities Ms. Somsen was involved during the previous five years,

Janet Somsen worked for Bike Bag International, Inc., from 1992 to 1998 as Vice President of R&D and manufacturing. Bike Bag was involved in the sporting goods soft goods industry until they were sold to Hoyt Easton. Big Bag manufactured various carrying bags for the bicycling, snowboarding, skateboarding/ice-skating and the aviation industries.  Ms. Somsen then worked for Domino’s Pizza Corporation as an Assistant Manager of product fulfillment from 1998 until 2004. She was CEO and President of C-Essna, Inc., from 2004 until 2008, a company which produced a variety of health and beauty products.  Thereafter, Ms. pursued her lifetime dream of overseeing her own company providing specialized products to the snowboarding industry and forming Zippy Bags, DBA. In 2010, Mr. Somsen incorporated Zippy Bags, Inc., and became President and CEO of the Company.

Item 16. Exhibits, page II-1

27.   Please file any share exchange agreement or subscription agreement utilized in the August 2010 private placement as exhibits. See Item 601(b) of Regulation S-K.

We acknowledge the Commission’s comment and have amended Item 16, Exhibits, page II-1.

Exhibit 5.1

28.           We note the address of the company is different from the registration statement. Please advise.

We acknowledge the Commission’s comment and have revised the address on Exhibit 5.1 to be consistent with the address in the Company’s registration statement throughout.

Undertakings, page II-2

29.   Please provide the complete undertaking required by Item 512(a) of Regulation S-K.

We acknowledge the Commission’s comment and have provide the requested undertaking required by Item 512(a) of Regulation S-K.

Closing Comments

Based on the Company’s Amendment No.1 to its S-1 filing dated April 22, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Janet Somsen
Janet Somsen
Chief Executive Officer
Zippy Bags, Inc.